UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Resonant Inc.

(Name of Subject Company — Issuer)

PJ Cosmos Acquisition Company, Inc.

(Offeror)

Murata Electronics North America, Inc.

(Parent of Offeror)

Murata Manufacturing Co., Ltd.

(Other Person)

(Names of Filing Persons — Offeror, Issuer or Other Person)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number of Class of Securities)

PJ Cosmos Acquisition Company, Inc.
c/o Murata Electronics North America, Inc.

2200 Lake Park Drive
Smyrna, GA 30080-7604
Attn: Ken Matsuda, General Counsel

770-436-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert B. Little

Jonathan M. Whalen

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, TX 75201

(214) 698-3260; (214) 698-3196

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form of Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock, par value $0.001 per share, of Resonant Inc. (“Resonant”), a Delaware corporation, by PJ Cosmos Acquisition Company, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Murata Electronics North America, Inc. (“Parent”), a Texas corporation and an indirect subsidiary of Murata Manufacturing Co., Ltd. (“Murata”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of February 14, 2022 (the “Merger Agreement”), by and among Resonant, Purchaser and Parent.

Additional Information and Where to Find It

In connection with the proposed acquisition, Purchaser will commence a tender offer for the outstanding shares of Resonant. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Resonant, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO, and Resonant will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Resonant common stock are urged to read these documents carefully when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Resonant common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Resonant at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Resonant files annual, quarterly and special reports and other information with the SEC, which are available at the website maintained by the SEC at http://www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This document contains “forward-looking statements” relating to the proposed acquisition. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should,” “predict,” “goal,” “strategy,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Resonant has based these forward-looking statements on current expectations and projections about future events and trends that it believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Murata and Resonant. Forward-looking statements are subject to significant known and unknown risks and uncertainties that may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated in the forward-looking statements, including, but not limited to, the following factors: the ability of Murata and Resonant to complete the transactions contemplated by the Merger Agreement in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Merger Agreement, the potential effects of the acquisition on Resonant, the participation of third parties in the consummation of the transaction and the combined company, the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability, uncertainties as to how many of Resonant’s stockholders will tender their shares in the offer, the risk that competing offers or acquisition proposals will be made, and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Resonant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov. The information contained in this document is provided only as of the date hereof, and Murata does not undertake any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Exhibit Index

Exhibit No	Description

99.1	Joint Press Release issued by Murata Electronics North America, Inc. and Resonant Inc., dated February 14, 2022

99.2	Notice Concerning Conclusion of Agreement to Acquire U.S.-based Resonant Inc. and Scheduled Commencement of Tender Offer, dated February 15, 2022.